UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

March 2, 2006

Deutsche Telekom increases revenue and net income in 2005

•                  Strong growth of 5.4 percent in net revenue of the Group in fourth quarter

•                  Net revenue increased by almost 4 percent to EUR 59.6 billion in 2005

•                  Adjusted EBITDA continued to increase by 5.7 percent to EUR 20.7 billion in 2005

•                  Net profit rose from EUR 1.6 billion to EUR 5.6 billion in 2005, adjusted for special factors from EUR 3.7 billion to EUR 4.7 billion

•                  Board of Management and Supervisory Board plan dividend of EUR 0.72 for 2005 - highest proposed dividend in the company’s history

•                  Expectations for 2006 and 2007 confirmed

Deutsche Telekom has clearly achieved its financial targets for the 2005 financial year and has continued its profitable growth. Supported by the “Excellence Program”, revenue increased by 3.9 percent to EUR 59.6 billion and adjusted EBITDA by 5.7 percent to EUR 20.7 billion. This growth was driven by Mobile Communications in particular with revenue gains and an increase in the EBITDA margin. The business areas of Broadband/Fixed Network and Business Customers both maintained their profit from operations at around the same level as in the prior year. Based on the 26.7-percent increase in adjusted net profit to EUR 4.7 billion, the Board of Management and the Supervisory Board intend to propose to the shareholders’ meeting a dividend of EUR 0.72 per share, an increase of EUR 0.10. This is the highest dividend in the company’s history. At the same time, the Board of Management confirmed plans for the 2006 and 2007 financial years. “2005 was not an easy year for us, but it was successful in terms of the company’s financial development. Competition in our markets has become tougher - and I mean much tougher. Nonetheless we managed to hit our targets and continue the positive development of Deutsche Telekom in 2005. We have continued to grow in a profitable way - without additional acquisitions, in other words solely on the basis of our own efforts,” said Chairman of the Board of Management, Kai-Uwe Ricke.

Revenue increased by 5.4 percent in the fourth quarter alone to more than EUR 15.5 billion. Net revenue of the Group for the full year increased by 3.9 percent to EUR 59.6 billion, up from EUR 57.4 billion last year.

The “Excellence Program”, which was launched at the beginning of 2005, played its part. The three Excellence growth programs “Re-Invent”, “Save for Growth” and “Focus on Growth” devised specifically for the business areas helped with the achievement of the strategic targets. The objective of this program is for the Group, with all structures and processes, to gear itself consistently to the needs and requirements of customers in future and, at the same time, to create the prerequisite for improved efficiency and profitability.

The positive development in the Mobile Communications business area in particular contributed to the growth in the Group’s revenue. The increase in revenues by 17.5 percent to EUR 7.9 billion in the fourth quarter compared with the same period last year and by 11 percent to EUR 29.5 billion for the full year is primarily due - in addition to the consolidation of the Slovak mobile communications investment for the first time - to customer growth at T-Mobile USA.

Revenues in the Business Customers business area remained largely stable for the full year at EUR 12.9 billion compared with EUR 13.0 billion in 2004.

Total revenue in the Broadband/Fixed Network business area decreased by 3.6 percent to EUR 26.0 billion in 2005. In a year-on-year comparison of the fourth quarters, the decline in total revenue was much smaller at 1.5 percent. The decline in revenue also slowed compared with the previous quarters.

Group EBITDA increased in the year under review by approximately EUR 0.7 billion or 3.7 percent to EUR 20.1 billion. In addition to revenue growth, improvements in the cost structures in particular contributed to this positive development. Adjusted EBITDA in the Group improved by EUR 1.1 billion or 5.7 percent to EUR 20.7 billion. The Broadband/Fixed Network and Mobile Communications business areas made the biggest contributions to EBITDA with EUR 9.9 billion and EUR 9.8 billion respectively.

Special factors of EUR 0.6 billion net had a negative effect on EBITDA. Negative special factors of around EUR 1.2 billion, mainly from expenditures connected with personnel measures, were partially offset by positive special factors of EUR 0.8 billion, mainly from the reversal of provisions in connection with the restructuring of the way in which the Civil Service Health Insurance Fund is financed.

Reported net profit increased to around EUR 5.6 billion compared with EUR 1.6 billion in the prior year. The underlying factor behind this gain was the positive development of profit before income taxes. Adjusted net profit was approximately EUR 4.7 billion. Year-on-year, this represents an improvement of EUR 1.0 billion or approximately 27 percent. This represents earnings per share of EUR 1.31 or EUR 1.10 on an adjusted basis.

Two contrary special factors are primarily responsible for the difference between adjusted and unadjusted net profit. On the one hand, the takeover of the mobile communications company O2 by Telefonica generated an indicator of the market price of T-Mobile UK for the impairment test. According to applicable accounting standards, this indication of market price must be given priority in the calculation of goodwill - and led a non-cash impairment of EUR 1.9 billion of the goodwill of T-Mobile UK.

On the other hand, in the United States, tax proceeds from the reversal of valuation allowances on deferred tax assets relating to U.S. loss carryforwards of EUR 2.2 billion were realized owing to the positive development in earnings. Free cash flow before dividend payments and the purchase of network infrastructure and licenses in the United States decreased from EUR 10.3 billion to EUR 5.7 billion, partly as a result of higher tax payments. Excluding acquisitions of mobile communications licenses and infrastructure in the United States, free cash flow amountedto EUR 7.8 billion, well within the scheduled range of EUR 7.5 billion to EUR 8 billion.

Deutsche Telekom Group

	Q42005	Q42004	Change	FY 2005	FY 2004	Change
	millions of €	millions of €	%	millions of €	millions of €	%
Net revenue	15,517	14,724	5.4	59,604	57,353	3.9
- Domestic	8,758	8,982	(2.5)	34,183	34,741	(1.6)
- International	6,759	5,742	17.7	25,421	22,612	12.4
Profit before income taxes	(654)	2,388	n.a.	6,212	3,569	74.1
Adjusted profit before income taxes	1,745	1,312	33.0	7,699	6,265	22.9
Net profit	989	1,736	(43.0)	5,584	1,593	n.a.
Adjusted net profit	1,022	614	66.4	4,663	3,679	26.7
EBITDA	4,736	4,575	3.5	20,119	19,392	3.7
EBITDA adjusted for special factors	5,199	4,709	10.4	20,729	19,620	5.7
Net cash from operating activities	4,916	5,597	(12.2)	14,998	16,720	(10.3)
Free cash flow before dividend payments	2,248	3,595	(37.5)	5,729	10,310	(44.4)
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,668)	(2,002)	33.3	(9,269)	(6,410)	44.6
Net debt at balance sheet date				38,639	39,913	(3.2)
Number of employees at balance sheet date				243,695	244,645	(0.4)

Mobile Communications

	Q4 2005	Q4 2004	Change	FY 2005	FY 2004	Change
	millions of €	millions of €	%	millions of €	millions of €	%
Total revenue	7,861	6,692	17.5	29,452	26,527	11.0
Net revenue	7,629	6,449	18.3	28,531	25,450	12.1
Profit from operations	(726)	1,178	n.a.	3,005	1,524	97.2
EBITDA(1)	2,469	2,066	19.5	9,701	8,467	14.6
Adjusted EBITDA	2,488	2,068	20.3	9,772	8,399	16.3
Number of employees(2)	50,631	47,815	5.9	49,479	47,417	4.3

(1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2) Average number of employees.

The positive development of the Mobile Communications business area continued unabated - despite much tougher competition in Europe in particular. The trend of the previous quarters continued in 2005 with an increase in revenues of 11 percent to EUR 29.5 billion. T-Mobile USA was again the growth driver here, with an increase in revenues of more than28 percent to EUR 11.9 billion. In the fourth quarter, all companies also recorded an increase in ARPU-related revenue compared with the previous quarter.

Adjusted EBITDA increased by EUR 1.4 billion or 16 percent in 2005 to EUR 9.8 billion. The main drivers of EBITDA were once again T-Mobile Deutschland with EUR 3.6 billion (virtually unchanged), followed by T-Mobile USA with an increase of 60 percent to EUR 3.3 billion, and T-Mobile UK with approximately EUR 1.3 billion, a decrease of 5.6 percent. The developments in EBITDA are primarily attributable to the sustained positive development of T-Mobile USA and the successful implementation of the “Save for Growth” program in Europe. Further positive highlights of the growth program include savings of more than EUR 600 million, investments in new products such as web’n’walk, and new rates as well as customer growth of approximately 2.1 million in Germany alone, along with the launch of T-Mobile@home at the beginning of 2006.

The adjusted EBITDA margin of the Mobile Communications business area improved from 31.7 percent to 33.2 percent in 2005. The EBITDA margin in the fourth quarter was 42.3 percent in Germany (prior year: 45.7 percent), 28 percent in the USA (prior year: 20.8 percent) and 31.4 percent in the UK (prior year: 31.8 percent).

T-Mobile USA was the main growth driver with approximately 1.4 million net additions in the fourth quarter of 2005. Customer numbers at the U.S. subsidiary therefore rose by around 4.4 million or 25 percent to 21.7 million in 2005. This is the highest number of new customers in a single year. The successful marketing of data-oriented terminals like BlackBerry and Sidekick likewise continued. T-Mobile USA gained 123,000 customers in this area in the fourth quarter, bringing the number of users it serves with these future-oriented data services to just under 1.1 million.

T-Mobile gained more than 810,000 new customers in the fourth quarter of 2005. The number of customers increased by 2.1 million over the full year to 29.5 million at the end of the year. Total revenue remained stable in 2005 at EUR 8.6 billion.

Customer growth at T-Mobile UK amounted to more than 845,000 additions in the fourth quarter (incl. Virgin Mobile). The customer base totaled 17.2 million at the end of 2005 (incl. Virgin Mobile). Almost 60 percent of all additions last year were gained in the fourth quarter alone. Growth in total revenue was also pleasingly strong, increasing by almost 10 percent to just under EUR 1 billion in the fourth quarter alone. This positive development was not reflected completely for the full year as the cut in termination charges in particular presented a clear countereffect. Revenue decreased by 4.4 percent, partly as a result of this.

Broadband/Fixed Network

	Q4 2005	Q4 2004	Change	FY 2005	FY 2004	Change
	millions of €	millions of €	%	millions of €	millions of €	%
Total revenue	6,542	6,643	(1.5)	26,035	27,012	(3.6)
T-Com	6,231	6,271	(0.6)	24,695	25,603	(3.5)
T-Online	551	538	2.4	2,088	2,012	3.8
Net revenue	5,453	5,693	(4.2)	21,731	22,397	(3.0)
Profit from operations	898	1,311	31.5	5,142	5,551	(7.4)
EBITDA(1)	1,922	2,331	(17.5)	9,176	9,950	(7.8)
Adjusted EBITDA	2,549	2,500	2.0	9,859	10,170	(3,1)
T-Com	2,508	2,425	3.4	9,628	9,720	(0,9)
T-Online	79	81	(2.5)	324	464	(30,2)
Number of employees(2)	112,208	115,010	(2.4)	112,872	115,292	(2,1)

(1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2) Average number of employees.

The total revenue of the Broadband/Fixed Network business area, consisting of the two business units T-Com and T-Online, decreased by 3.6 percent to EUR 26 billion in 2005. This was primarily attributable to the drop in revenue at T-Com which was, however, less marked in the fourth quarter. T-Online’s revenue developed positively, increasing by 3.8 percent to approximately EUR 2.1 billion in the 2005 financial year.

The decrease in T-Com’s revenue was mainly attributable to the decline in call revenues and the drop in the number of narrowband lines. A decline in revenues generated with other Group units due to price and volume effects contributed to the overall decrease in revenues. The new “Wünsch Dir Was” (make a wish) voice calling plans launched in March led to improved customer retention, as in the second and third quarters, which in turn led to the stabilization of market shares for call minutes in T-Com’s fixed network. The decline in revenues was only partly compensated by growing broadband revenue and revenue from wholesale services for competitors. Revenue in Central and Eastern Europe remained at the prior-year level at EUR 2.5 billion as a result of currency translation effects and the first-time consolidation of the new subsidiary Telekom Montenegro.

The number of broadband lines in Germany and abroad increased by around 10 percent or 762,000 to 8.5 million in the fourth quarter of 2005. In Germany, T-Com had approximately 7.9 million DSL lines in operation at the end of 2005. Around 660,000 new DSL lines were put into operation in the fourth quarter. In the process, the Broadband/Fixed Network business area put around 182,000 new DSL lines of its own into operation and recorded around 479,000 new DSL resale lines sold by competitors.

The EBITDA of the Broadband/Fixed Network business area fell by approximately 8 percent year-on-year in the full financial year to EUR 9.2 billion. Adjusted EBITDA decreased to a lesser extent than revenue, by 3 percent to EUR 9.9 billion. The main difference between EBITDA and adjusted EBITDA is the staff-related restructuring expenses in connection with the planned workforce reduction measures. T-Com’s adjusted EBITDA was EUR 9.6 billion for the full year. The adjusted EBITDA margin increased from 38.0 percent in 2004 to 39.0 percent in 2005. As such, adjusted EBITDA remained almost constant despite the decrease in revenue. This effect can be credited to a number of positive factors, including savings from revenue-related costs, as well as reduced costs for rent and improved procurement terms and conditions for IT and logistics. While T-Online’s revenue increased, its adjusted EBITDA decreased from EUR 0.5 billion in 2004 to EUR 0.3 billion in 2005. This drop is a result of stronger investment by T-Online in market growth in Germany, as well as in France and Spain.

The Re-Invent program also paved the way for T-Com’s future development in 2005. The company plans, for example, to gear T-Com headquarters exclusively to strategic tasks and to reduce it from approximately 8,000 employees at present to around 1,200 in future. The newly structured T-Com headquarters will then be supported by a further 5,300 or so employees who will work in service and competence centers. T-Com procurement and facility management services, for example, will be bundled in these centers. At the same time, more tasks are being transferred to the field in order to boost decentralized responsibility for operational business and, above all, quality. In addition, T-Com launched the efficiency enhancement program Simplicity in 2005 under the umbrella of Re-Invent to automate sales and technical processes and optimize the technical infrastructure, for example. T-Com also pressed ahead with streamlining its product range for end customers in 2005. An additional focal point of Re-Invent is the launch of new, innovative products. The construction of a new optical fiber network is to establish the basis for the launch of Triple Play - innovative multimedia - products with new services and applications. There are also plans to launch a convergence product based on W-LAN and GSM technology as a “Dual Phone” solution.

Business Customers

	Q4 2005	Q4 2004	Change	FY 2005	FY 2004	Change
	millions of €	millions of €	%	millions of €	millions of €	%
Total revenue	3,382	3,446	(1.9)	12,850	12,962	(0.9)
Net revenue	2,351	2,510	(6.4)	9,058	9,246	(2.0)
New orders	3,862	3,602	7.2	13,618	13,265	2.7
Profit from operations	(158)	46	n.a.	409	554	(26.2)
EBITDA(1)	84	286	(70.6)	1,305	1,509	(13.5)
Adjusted EBITDA	325	356	(8.7)	1,586	1,630	(2.7)
Number of employees(2)	52,037	51,232	1.6	51,744	51,978	(0.5)

The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the effects on the income statement are no longer shown under T-Com, but under T-Systems. The prior-year comparatives have been restated.

(1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2) Average number of employees.

At around EUR 12.9 billion for the full year, the total revenue of the Business Customers business area was practically at the same level as in the previous year. In the fourth quarter, total revenue fell by just under 2 percent year-on-year to EUR 3.4 billion. T-Systems’ IT business developed in an extremely positive way as a result of the drive aimed at small and medium-sized customers. IT revenues with customers in this sector increased by 29 percent in the full 2005 financial year. The paper dealer and manufacturer Schneidersöhne, for example, leases a customized SAP solution provided by T-Systems from its own computing centers via the network, thus converting fixed costs into variable costs. This is just one example of how T-Systems is well on its way to establishing itself as the leading IT service provider for small and medium-sized businesses in Germany.

Net revenue fell by 2 percent to EUR 9.1 billion in the 2005 financial year. Of this total, Enterprise Services accounted for around EUR 4.8 billion and Business Services for around EUR 4.2 billion. T-Systems recorded adjusted EBITDA of around EUR 1.6 billion in the 2005 financial year, 2.7 percent lower than in the previous year. EBITDA at T-Systems amounted to EUR 1.3 billion, a decrease of 13.5 percent.

As the ICT market leader in Germany, T-Systems increased its new orders by a pleasing 3 percent in the 2005 financial year to EUR 13.6 billion. This development clearly reflects the success of the Focus on Growth program, which is enabling T-Systems to further strengthen its customer relationships and open up new growth potential for itself. Roughly 8,000 telecommunications customers were successfully regained as part of the “Win Back” program.

In addition, as a result of Focus on Growth, numerous big deals were signed with groups and institutes on the domestic and international markets in 2005. The planned acquisition of the international IT service provider gedas underlines T-Systems’ customer and market-driven internationalization strategy.

Group Headquarters & Shared Services

	Q4 2005	Q4 2004	Change	FY 2005	FY 2004	Change
	millions of €	millions of €	%	millions of €	millions of €	%
Total revenue	902	891	1.2	3,505	3,526	(0.6)
Net revenue	84	72	16.7	284	260	9.2
Profit from operations	1	(561)	n.a.	(840)	(1,441)	41.7
EBITDA(1)	320	(313)	n.a.	88	(556)	n.a.
Adjusted EBITDA	(102)	(274)	62.8	(335)	(548)	38.9
Number of employees(2)	29,229	31,673	(7.7)	29,931	32,872	(8.9)

(1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

(2) Average number of employees.

Thanks to the successful interplay of the strategic functions - driving workforce restructuring, filling internal positions with Vivento employees, migrating staff to the Vivento business lines, and encouraging internal projects - approximately 6,100 employees left Vivento during 2005. Vivento’s main goal is to reduce the Group’s workforce in the long term and to provide civil servants and salaried employees with new, lasting prospects both inside and outside the Group. Approximately 18,900 employees have found jobs outside Vivento since its formation. In the 2005 financial year, Vivento took over a total of approximately 2,400 employees from the Deutsche Telekom Group. This increased the number of transferred staff to some 34,200 since Vivento was established. Vivento had a workforce of around 15,300 at December 31, 2005, including 700 own employees/members of management, some 7,200 staff working in one of the Vivento business lines - i.e., at Vivento Technical Services GmbH (VTS) or in the call center business of Vivento Customer Services GmbH (VCS) and at the former Customer Branch Office for Special Tasks - and around 7,300 transferees. Approximately 4,700 of these transferees were engaged on a contract or temporary basis. The employment rate remained high throughout 2005. Of the around 14,500 employees (excluding Vivento’s own staff and management) at the end of the year, some 83 percent were in employment or training.

Outlook

Deutsche Telekom confirmed its plans for 2006 and 2007, expecting net revenue of the Group to increase by around 5 percent per annum. The Group is planning to invest an EBITDA amount of EUR 1.2 billion in accelerated growth in 2006. The largest amounts will be available to Broadband/Fixed Network and Mobile Communications, with a total of EUR 0.4 billion and EUR 0.7 billion respectively. The aim is to generate adjusted EBITDA of between EUR 21.7 billion and EUR 22.2 billion in 2007, an increase of up to EUR 1.5 billion compared with 2006. In 2006, Deutsche Telekom expects to record EBITDA of between EUR 20.2 billion and EUR 20.7 billion as a result of the investments in accelerated growth. This target is also reflected in the scale of the investments. Deutsche Telekom expects investments to increase to around EUR 10 billion. This growth reflects higher investments across all the Group’s business areas: At Broadband/Fixed Networks, for example, these include the construction of the high-speed fiber-optic network, and at T-Mobile the accelerated roll-out of 3G in Western Europe and 2G in Central and Eastern Europe.

However, this does not include the costs for acquiring additional spectrum as part of the so-called AWS auction in the United States as well as the costs at the US subsidiary for the construction of next generation networks. This is a very important step in the development of T-Mobile USA. The Group plans to use the spectrum acquired in the auction to build the next generation mobile phone network in the United States in order to strengthen its position in view of the continuing substitution of the fixed network by mobile communications coupled with the increase in data traffic in mobile communications, and to lay the foundations for further efficiency gains.

The aim is also to let the shareholders benefit from the success of the Group. The basic facts remain unchanged: The dividend depends on the profitability of business activities.

A ten-point program will form the core of the “Excellence Program” this year. This combines the most important measures in order to safeguard the company’s success. The ten points are intended to help implement the Group’s strategy of growth and value enhancement. T-Com’s reorganization, for example, should also be viewed against this background. This also includes necessary staff reorganization in the Group.

Savings totaling around EUR 1.5 billion a year by 2008 are planned based on the Simplicity measures as part of the “Re-Invent Program”. At the same time, the company will continue expanding its broadband business. In 2006 “Save for Growth” will focus on intensifying activities for marketing new products and services and improving the company’s competitive position. It expects to exceed the 1 million mark for web’n’walk customers by 2007. “Focus on Growth” will successfully address small and medium-sized businesses by delivering IT solutions. Deutsche Telekom expects more than EUR 300 million in additional revenue from this segment this year.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They include statements as to market potential and the planned T-Online merger, and the “Outlook 2006” statements at the end of this press release. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its estimates or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IAS/IFRS, Deutsche Telekom presents so-called non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net income, special influences, free cash flow, free cash flow (before purchase of network assets and spectrum in the US), leverage, net debt, net debt/adj. EBITDA, and the adjusted figures on the page titled “FY 2005 - Net Income”. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IAS/IFRS. Non-GAAP financial performance measures are not subject to IAS/IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For an explanation of some of these terms, please refer to “Reconciliation to pro-forma figures” under the “Publications” heading on Deutsche Telekom’s Investor Relations webpage at www.deutschetelekom.com

© 2005 Deutsche Telekom AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: March 2, 2006